Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

November 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Northern Genesis Acquisition Corp. II (to be renamed Embark Technology, Inc.) (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi